UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CARROLS RESTAURANT GROUP, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

14574X1041
(CUSIP Number)

Matthew Perelman
Alexander Sloane
853 Broadway, Suite 1605
New York, New York 10003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Cambridge Franchise Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,447,619

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,447,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,447,619

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Cambridge Franchise Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,447,619

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,447,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,447,619

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Matthew Perelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
283,234

	8	SHARED VOTING POWER
12,447,619

	9	SOLE DISPOSITIVE POWER
283,234

	10	SHARED DISPOSITIVE POWER
12,447,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,730,853

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Alexander Sloane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
152,284

	8	SHARED VOTING POWER
12,447,619

	9	SOLE DISPOSITIVE POWER
152,284

	10	SHARED DISPOSITIVE POWER
12,447,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,599,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the information set forth in the statement on Schedule 13D originally filed jointly on behalf of Cambridge Franchise Holdings, LLC, a Delaware limited liability company (“CFH”), Cambridge Franchise Partners, LLC, a Delaware limited liability company (“CFP”), Matthew Perelman, a United States citizen, and Alexander Sloane, a United States citizen (the foregoing filers, collectively, the “Reporting Persons”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2019 (the “Original Schedule 13D”), as subsequently amended on September 3, 2019 (“Amendment No. 1”), as subsequently amended on August 18, 2023 (“Amendment No. 2”), as subsequently amended on September 15, 2023 (“Amendment No. 3”), and as subsequently amended on November 13, 2023 (“Amendment No. 4”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Carrols Restaurant Group, Inc., a Delaware corporation (the “Issuer”). Information set forth in response to any item of the Schedule 13D, as amended and supplemented by this Amendment No. 5 (as so amended and supplemented, this “Statement”), shall be deemed to be a response to all other items hereof to which such information is relevant. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. For purposes of calculating the percentages set forth therein and in this Item, the number of shares of Common Stock outstanding is assumed to be 54,496,225 as of November 8, 2023, as set forth in the Issuer’s Form 424B5, filed with the SEC on November 13, 2023 (without giving effect to the conversion of 100 shares of the Issuer’s Series D Preferred Stock into 9,414,580 shares of Common Stock).

As of the date of filing of this Statement, CFH is the beneficial and record owner of an aggregate of 12,447,619 shares of Common Stock (which represents approximately 22.8% of all shares of Common Stock outstanding).

Mr. Perelman and Mr. Sloane are the managing principals of CFP, which is the sole member and manager of CFH. Accordingly, each of Mr. Perelman, Mr. Sloane and CFP may be deemed to be the beneficial owner of the 12,447,619 shares of Common Stock owned directly by CFH. Additionally, as of the date of filing of this Statement, Mr. Perelman is the beneficial and record owner of 283,234 shares of Common Stock (which represents approximately 0.5% of all shares of Common Stock outstanding) and Mr. Sloane is the beneficial and record owner of 152,284 shares of Common Stock (which represents approximately 0.3% of all shares of Common Stock outstanding).

All of the Reporting Persons may be deemed to have shared power to vote, and, subject to the restrictions on transfer set forth in the Registration Rights and Stockholders’ Agreement, shared power to dispose of, all of the shares of Common Stock owned directly by CFH. Each of Mr. Perelman and Mr. Sloane has sole power to vote and sole power to dispose of the shares of Common Stock owned beneficially and of record by him.

(c) Except as described elsewhere in this Statement or in any other filing with the SEC, no Reporting Person has effected any transaction in the Common Stock since the filing of Amendment No. 4.

(d) In addition to the Reporting Persons, the members of CFP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 12,447,619 shares of Common Stock beneficially owned by CFP in accordance with their respective membership interests in CFP, to the extent that such receipts are distributed to the members of CFP.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the text set forth below at the end of the existing statements in Item 6 of the Schedule 13D:

December 3, 2023, was the final day of the execution period with respect to the Forwards executed pursuant to the first supplemental confirmation, dated November 13, 2023, supplementing the Third Master Forward Confirmation. On the settlement date, CFH will deliver to the Jefferies Forward Purchaser 1,960,136 shares of Common Stock and receive from the Jefferies Forward Purchaser a cash payment of $14,206,085.66, or approximately $7.25 per share of Common Stock sold. Of the maximum 11,122,133 shares of Common Stock which could have been sold under Forwards, 1,960,136 were sold and 9,161,997 remain unsold as of December 3, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 6, 2023

CAMBRIDGE FRANCHISE HOLDINGS, LLC

	By:	/s/ Matthew Perelman
	Name:	Matthew Perelman
	Title:	Co-President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 6, 2023

CAMBRIDGE FRANCHISE PARTNERS, LLC

	By:	/s/ Matthew Perelman
	Name:	Matthew Perelman
	Title:	Co-President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 6, 2023

MATTHEW PERELMAN

/s/ Matthew Perelman

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 6, 2023

ALEXANDER SLOANE

/s/ Alexander Sloane